EXHIBIT 12

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS FROM CONTINUING
OPERATIONS TO FIXED CHARGES
(Unaudited)

ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions)

	Six Months
	Ended
	June 30,	Years Ended December 31,
	2002	2001	2000	1999	1998	1997

Consolidated pretax income from continuing operations before extraordinary item	$1,650.9	$3,552.1	$3,858.7	$3,245.5	$2,665.0	$2,901.1

Interest from continuing operations and other fixed charges	66.6	208.1	225.4	213.1	198.3	253.1

Less interest capitalized during the period from continuing operations	(33.1)	(61.5)	(43.1)	(29.3)	(17.0)	(20.4)

Earnings	$1,684.4	$3,698.7	$4,041.0	$3,429.2	$2,846.3	$3,133.8

Fixed charges[1]	$66.6	$208.1	$225.4	$213.2	$200.5	$256.8

Ratio of earnings to fixed charges	25.3	17.8	17.9	16.1	14.2	12.2

[1] Fixed charges include interest from continuing operations for all years presented and preferred stock dividends for 1997 through 1999.